

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3561

September 23, 2016

Marcus A. Lemonis
Chairman and Chief Executive Officer
Camping World Holdings, Inc.
250 Parkway Drive, Suite 270
Lincolnshire, Illinois 60069

>   **Re: Camping World Holdings, Inc.**
>   **Amendment No. 4 to Registration Statement on Form S-1**
>   **Filed September 20, 2016**
>   **Response dated September 19, 2016**
>   **File No. 333-211977**

Dear Mr. Lemonis:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 15, 2016 letter.

Response Dated September 19, 2016

Summary of the Transactions, page 6

1.   You disclose on pages 6-7 and again on pages 63-64 that the existing membership interests of CWGS, LLC will convert into 82,769,195 common units of CWGS, LLC and that CWGS, LLC will issue 10,869,565 newly issued common units to you in exchange for the net proceeds from your offering. This appears to indicate that CWGS, LLC will have a total of 93,638,760 common units outstanding after the Transactions. However, multiple other disclosures throughout your document appear to indicate that CWGS, LLC will have a total of 82,769,195 common units outstanding after the Transactions, of which you will own 17,930,627 common units and the Continuing Equity Owners will own 64,838,568 common units. Additionally, you state on page 18 that the existing

membership interests of CWGS, LLC will convert into 71,899,630 common units, which supports a view that the total common units outstanding after the Transactions will be 82,769,195 rather than 93,638,760. Please explain to us these apparent discrepancies and revise as necessary.

Dilution, page 74

2.   You disclose in the first paragraph under this heading that you have presented pro forma net tangible book value (deficit) per share after this offering assuming that the common units of CWGS, LLC held by the Continuing Equity Owners were converted into your Class A shares. However, based on footnote (1) explaining the calculation of pro forma net tangible book value (deficit) per share before this offering, it appears that you have assumed the CWGS, LLC common units were converted into your Class A shares before this offering. Please revise your disclosure in this paragraph accordingly.

3.   Please refer to your calculation of pro forma net tangible book value (deficit) per share before this offering as seen in footnote (1) on page 75. While the denominator in your calculation assumes the conversion of all common units held by the Continuing Equity Owners into your Class A shares, we note that the numerator contains no adjustment for any related deferred tax asset or any liability incurred under your Tax Receivable Agreement. Given your disclosures in footnote (10) to your unaudited pro forma financial information as seen on page 88, please explain to us in detail why you have assumed in your pro forma financial statements that the exchange of common units for your Class A shares by Crestview Partners II GP, L.P. will result in an objectively determinable deferred tax asset and a liability but you have not assumed in your dilution calculation that the exchange of the common units held by the Continuing Equity Owners for your Class A shares will result in a similar deferred tax asset and a liability. If the assumption in your dilution calculation is that the common units are exchanged for Class A shares immediately prior to your offering, it appears the numerator should calculate the deferred tax impact based on your assumed IPO price.

Unaudited Pro Forma Consolidated Financial Information

Unaudited Pro Forma Consolidated Balance Sheet as of June 30, 2016, page 85

4.   Please revise the column labeled "Pro Forma CWGS, LLC" on your Unaudited Pro Forma Consolidated Balance Sheet to reflect subtotals for each line item presented.

5.   Please revise footnote (2) to your unaudited pro forma consolidated balance sheet to quantify the deferred financing fees and original issue discount, similar to the disclosure seen on page F-46. We believe this additional information is necessary to explain to your investors why your pro forma financial information reflects a net increase of $107.0 million to your long-term debt rather than the increase of $110.0 million that is currently described in this footnote (2).

6.   Please refer to the adjustments to equity reflected in the column labeled "Transaction Adjustments." Please explain to us why your adjustments to the line item titled "Members' deficit" do not zero out this account and why you continue to have a members' deficit balance in the column labeled "Pro Forma Camping World Holdings, Inc." In this regard, it is unclear to us why CWGS, LLC's members' deficit equity account would not be reclassified during consolidation to either the equity accounts of Camping World Holdings, Inc. or to non-controlling interests. Additionally, please provide us with the detail supporting the net adjustment made to the members' deficit account of $328,339 as we are unable to recalculate this amount.

7.   Please revise footnote (5) to your unaudited pro forma consolidated balance sheet to better explain to your investors how you derived the quantified adjustments associated with that footnote. In your response, please provide us with the calculations supporting the amount of non-controlling interest reflected in the columns labeled "Transaction Adjustments" and "Offering Adjustments."

8.   Please provide us with the calculation supporting the adjustment to accumulated deficit of ($2,997) in the column labeled "Offering Adjustments." Please also revise footnote (9) to your unaudited pro forma consolidated balance sheet to better explain this adjustment. For example, if this is the after-tax loss on debt repayment, please clearly state as such.

Unaudited Pro Forma Consolidated Statement of Income for the Six Months Ended June 30, 2016, page 89

9.   Please apply comments on your interim pro forma statement of income to your annual pro forma statement of income, where applicable.

10.   Please refer to the adjustment to interest expense in the column labeled "Recapitalization Transactions" and the related footnote (2). Please tell us, and revise your footnote to explain, the difference between the $3.8 million and $7.5 million adjustments seen on the face of your pro forma statements of income and the $3.6 million and $7.0 million adjustments described in footnote (2).

11.   Please refer to the adjustment to net income attributable to non-controlling interests in the column labeled "Transaction Adjustments" and the related footnote (5). Please provide us with the calculation supporting the amount of net income allocated to the non-controlling interests and revise your footnote to better explain why this is such a high percentage of the net income amount reflected in the column labeled "Pro Forma CWGS, LLC."

12.   Please refer to the adjustment to income tax expense in the column labeled "Offering Adjustments" and the related footnote (4). Please provide us with the calculation supporting this adjustment as we are unable to recalculate this amount. Please revise your footnote to better explain why this adjustment results in an effective tax rate of approximately 10% in the column labeled "Pro Forma Camping World Holdings, Inc."

13.   Please refer to footnote (6) to your pro forma consolidated statements of income and respond to the following comments:

- Please tell us why you disclose that your Class B common stock is not included in the computation of pro forma diluted net income per share given that such stock, together with the common units of CWGS, LLC, is convertible into your Class A common stock.

- Please provide us with your calculations supporting the amounts of net income allocated assuming conversion of common units, as described in footnote (b) to this footnote. If you assume that all common units held by Continuing Equity Owners were exchanged for your Class A common stock at the beginning of the period, it is unclear to us why the amount of "net income available to Class A common shareholders – diluted" would be less than the Pro Forma Camping World Holdings, Inc. net income as there would appear to be no non-controlling interests during the period.

- Additionally, please revise footnote (c) to this footnote to better explain why the weighted-average effect of dilutive securities increases the weighted average shares outstanding by more than 66 million shares. We note that footnote (c) currently does not explain the full 66 million shares.

Item 16. Exhibits and financial statements, page II-3

14.   Please file all required exhibits, including the legal opinion and the Fourth Amendment to the Senior Secured Credit Facility, as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review.

You may contact Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Danilo Castelli, Attorney Advisor, at (202) 551-6521, Lilyanna Peyser, Special Counsel at (202)551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Brent Moody, Chief Administrative and Legal Officer
        Marc Jaffe, Esq.
        Benjamin J. Cohen, Esq.